Viking Mutual Funds
116 1st St. SW, Suite C
Minot, North Dakota 58701

Viking Funds Distributors, LLC
116th 1st St. SW, Suite C
Minot, North Dakota 58701

May 19, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Viking Mutual Funds
(Registration No. 333-158643)

Ladies and Gentlemen:

The undersigned, Viking Mutual Funds (the "Registrant") and Viking Funds Distributor, LLC (the "Principal Underwriter"), pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, hereby respectfully requests that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (the "Pre-Effective Amendment") so that the same may become effective on May 20, 2009, or as soon thereafter as practicable.

The Pre-Effective Amendment was filed in light of comments received from SEC staff that are described in the related transmittal letter dated May 18, 2009 from Chapman and Cutler LLP and reflected in the Pre-Effective Amendment. We appreciate your consideration of this request.

Very truly yours,
Viking Mutual Funds
By: /s/ Shannon D. Radke
Shannon D. Radke
President
Viking Funds Distributors, LLC
By: /s/ Shannon D. Radke
Shannon D. Radke
President